RESULTS OF BUTTERFIELD AGM VOTE

Hamilton, Bermuda - 19 April 2018: The Bank of N.T. Butterfield & Son Limited (“the Bank”) (BSX: NTB.BH | NYSE: NTB) announced the results of the Shareholders’ vote at the Bank’s 114th Annual General Meeting held earlier today.

Each of the proposals numbered 1 through 6 on the Meeting Agenda was approved by the requisite vote, including the election as directors of all persons nominated.
Michael Collins, Alastair Barbour, James F. Burr, Caroline Foulger, Conor O’Dea, Meroe Park, Pamela Thomas-Graham, John Wright, and David Zwiener were re-elected as directors. In addition, Michael Covell was elected to the Board as a new, non-executive director.
About Michael Covell
Mr. Covell is currently a non-executive director of C Le Masurier Limited (a real estate investment business based in Jersey, Channel Islands); a non-executive director of The London Real Estate Exchange Limited (a start-up based in London); and the owner of Cura Opis Limited, a UK company that provides Mr. Covell’s services to various companies, wealthy individuals, private trusts and private equity firms.
Mr. Covell spent many years in a progression of roles at Rawlinson and Hunter, an international accounting firm. During his tenure, he served as a specialist in financial, taxation and structuring advice for wealthy international individuals, families and family offices, including acting as a trustee of both onshore and offshore trusts.
Mr. Covell then moved to Goldman Sachs International in London, where he was a Managing Director and served as Head of the Wealth Services Group, as Co-Head of the European Private Wealth Management Division, and as Head of the European Strategic Wealth Advisory Team.
Since retiring from Goldman Sachs in 2008, Mr. Covell has been an active Chairman in the wealth management space. He served as Chairman of the Tilney Group, a UK investment management and financial planning business, from 2010 to 2017, and Chairman of Hawksford International, a Jersey, Channel Islands-based private client trust and corporate and fund administration services provider, from 2008 to 2011.
Mr. Covell is a Fellow of the Institute of Chartered Accountants in England and Wales, and Member of the Society of Trust & Estate Practitioners.
-ENDS-

About Butterfield
Butterfield is a full-service bank and wealth manager headquartered in Hamilton, Bermuda, providing services to clients from Bermuda, the Cayman Islands and Guernsey, where our principal banking operations are located, and The Bahamas, Switzerland, Singapore, and the United Kingdom, where we offer specialized financial services. Banking services comprise deposit, cash management and lending solutions for individual, business and institutional clients. Wealth management services are composed of trust, private banking, and asset management. In Bermuda, the Cayman Islands and Guernsey, we offer both banking and wealth management. In The Bahamas, Singapore and Switzerland, we offer wealth management. In the UK, we offer residential property lending. Butterfield is publicly traded on the New York Stock Exchange (symbol: NTB) and the Bermuda Stock Exchange (symbol: NTB.BH). Further details on the Butterfield Group can be obtained from our website, www.butterfieldgroup.com.

Investor Relations Contact:                Media Relations Contact:
Noah Fields                    Mark Johnson
Investor Relations                 Group Head of Communications
The Bank of N.T. Butterfield & Son Limited        The Bank of N.T. Butterfield & Son Limited
Phone: (441) 299 3816                Phone: (441) 299 1624
Fax : (441) 295 1220                Cell: (441) 524 1025
E-mail: noah.fields@butterfieldgroup.com        Fax: (441) 295 3878
E-mail: mark.johnson@butterfieldgroup.com